SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K




                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1994





               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                  AGENTS' SAVINGS AND PROFIT-SHARING PLAN
                         (full title of the Plan)


                        [Current Reg. No. 33-04711]



                       Lincoln National Corporation
                           200 East Berry Street
                         Fort Wayne, Indiana 46802
              (name of Issuer and principal executive office)

                                Form 11-K
                LNC Agents' Savings and Profit Sharing Plan


                             TABLE OF CONTENTS

                                                  Page

Facing Sheet                                        i

Financial Statements                                1

Signature                                          16

Annual Report on Form 11-K

Financial Statements

Year Ended December 31, 1994

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Fort Wayne, Indiana


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Financial Statements

Years ended December 31, 1994, 1993 and 1992

Contents

Report of Independent Auditors                                            1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                        ERNST & YOUNG LLP
March 10, 1995

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan


Statements of Net Assets Available for Plan Benefits

                                                       December 31
                                                    1994         1993
Assets
Investments (Notes 3, 7 and 8):
Common stock-Lincoln National Corporation
 (cost:  1994-$24,599,109; 1993-$19,799,192)      $28,245,385  $30,625,566
Segregated investment accounts-The Lincoln
 National Life Insurance Company Separate
 Accounts (cost:  1994-$15,974,421;
 1993-$12,740,656)                                 19,372,295   17,039,061
Unallocated insurance contracts-The Lincoln
 National Life Insurance Company                   10,725,398   10,431,214
Participant loans                                   2,809,857    2,761,764
Total investments                                  61,152,935   60,857,605
Accrued interest receivable                             5,640        6,509
Cash and invested cash                                495,281      326,609
Other receivables                                          --       51,905
Contributions receivable-
The Lincoln National Life Insurance Company         2,829,134    3,206,975
Total assets                                       64,482,990   64,449,603
Miscellaneous payables                                 84,871       30,367
Net assets available for plan benefits            $64,398,119  $64,419,236

See accompanying notes.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan


Statements of Changes in Net Assets Available for Plan Benefits

                                              Year ended December 31
                                           1994         1993         1992


Investment income:
Cash dividends-Lincoln National
 Corporation                           $ 1,239,781  $ 1,031,836  $   960,231
Interest:
The Lincoln National Life
 Insurance Company                         746,163      665,851      703,971
Other                                      227,602      252,487      247,825
Total interest                             973,765      918,338      951,796
Total investment income                  2,213,546    1,950,174    1,912,027
Net realized gain on sale, distribution
 and forfeitures of investments (Note 3):
Common stock-Lincoln National
 Corporation                               694,283    1,422,975      948,569
Segregated investment accounts-
 The Lincoln National Life Insurance
 Company Separate Accounts                 704,323      424,288      402,143
Total net realized gain on sale          1,398,606    1,847,263    1,350,712
Net unrealized appreciation
 (depreciation) of investments (Note 3) (8,080,629)   3,742,424    5,754,416
Contributions:
Agents                                   4,603,511    4,364,477    3,700,880
The Lincoln National Life Insurance
 Company (net of forfeitures:
 1994-$3,355; 1993-$323; 1992-$1,238)    3,351,434    3,806,346    2,988,118
Total contributions                      7,954,945    8,170,823    6,688,998
Distributions to participants
(deduction)                             (3,413,968)  (3,823,008) ( 2,674,106)
Administrative expenses
(deduction) (Note 7)                       (93,617)     (56,171)          --
Net increase (decrease) in net assets
 available for plan benefits               (21,117)  11,831,505   13,032,047
Net assets available for plan
 benefits at beginning of the year      64,419,236   52,587,731   39,555,684
Net assets available for plan
 benefit at end of the year            $64,398,119  $64,419,236  $52,587,731

See accompanying notes.
                                -3-


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements
December 31, 1994

1. Significant Accounting Policies

Investments
The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units owned by the The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Company"). Contract value represents net contributions made under the contract plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.
The cost of investments sold, distributed or forfeited is determined using the average cost method.

2. Description of the Plan

The Plan is a contributory, defined contribution plan which covers eligible agents of the Company. Any person 21 years of age or older who is a full-time agent of the Company is eligible to enroll in the Plan if the agent has completed one eligibility year of service as defined in the Plan agreement. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of earned commissions, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS"). Prior to January 1, 1989, the Plan accepted after-tax contributions at rates as defined in the Plan agreement.

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the plan year for which they were contributed.
                                 -4-

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company's contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's increase in book value in relation to similar companies in the insurance industry. The Company's contributions are invested in the LNC Common Stock Fund. Agents are fully vested in their contributions. The Company contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service  Percent Vested
1                      0%
2                     50%
3 or more            100%

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the pre-tax account plus the retirement option account, less the highest outstanding loan balance in the previous twelve month period.

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investment


The following is a summary of assets held for investment:

                            December 31, 1994             December 31, 1993
                           Number of      Market         Number of    Market
                            Shares        Value           Shares      Value

Common stock-Lincoln
 National Corporation     807,011      $28,245,385    704,036      $30,625,566
Segregated investment
accounts-The Lincoln
National Life Insurance
Company Separate
Accounts:
 U.S. Government
  Bond Fund               473,960.551      603,684    555,928.450      718,722
 Core Equity Fund       1,219,492.936    6,136,775  1,246,703.712    6,172,485
 Medium Capitalization
  Equity Fund             816,126.469    4,774,932    743,490.277    4,484,882
 Short-Term Fund          450,952.570    1,117,774    558,333.482    1,331,690
 Government/Corporate
  Bond Fund               214,023.379      856,606    234,598.932      977,581
 Large Capitalization
  Equity Fund             992,370.701    3,692,555    872,313.615    3,353,701
 Balanced Fund             39,585.942      126,049             --           --
 High Yield Bond Fund      50,940.273       81,173             --           --
 Small Capitalization
  Equity Fund             150,548.518      401,161             --           --
 Value Equity Fund        217,759.920      229,030             --           --
 International
  Equity Fund             327,689.633    1,352,556             --           --
Total segregated
 investment accounts                    19,372,295                  17,039,061


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

                             December 31, 1994         December 31, 1993
                             Par         Market        Par         Market
                             Amount       Value        Amount       Value

Unallocated insurance
 contracts-The Lincoln
 National Life Insurance
 Company                    $10,725,398  $10,725,398  $10,431,214  $10,431,214
Participant loans             2,809,857    2,809,857    2,761,764    2,761,764
Total investments                        $61,152,935               $60,857,605

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:


                                                  Year ended December 31
                                               1994        1993        1992

Common stock:
Proceeds from disposition of stock          $6,145,172  $4,695,158  $7,041,177
Cost of stock disposed                       5,450,889   3,272,183   6,092,608
Net realized gain on sale, distribution
 and forfeitures of common stock            $  694,283  $1,422,975  $  948,569

Segregated investment accounts:
Proceeds from disposition of units          $4,329,973  $3,664,248  $3,154,773
Cost of units disposed                       3,625,650   3,239,960   2,752,630
Net realized gain on sale, distribution
 and forfeitures of common stock            $  704,323  $  424,288  $  402,143

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)


The net unrealized appreciation (depreciation) of investments in total and by investment classification is summarized as follows:

                                                Year ended December 31
                                           1994          1993         1992
Market value in excess of cost:
 At beginning of the year               $15,124,779   $11,382,355  $ 5,627,939
 At end of the year                       7,044,150    15,124,779   11,382,355
Net unrealized appreciation
(depreciation) of investments           $(8,080,629)  $ 3,742,424  $ 5,754,416

Common stock                            $(7,180,098)  $ 2,819,868  $ 5,370,972
Segregated investment accounts             (900,531)      922,556      383,444
Net unrealized appreciation
(depreciation) of investments           $(8,080,629)  $ 3,742,424  $ 5,754,416


SEE PAGES 9 TO 11 FOLLOWING PAGE 15



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4.  Investment Options (continued)

Information with respect to investment options is as follows:

Option    Description of Investment Option

  1 LNC Common Stock Fund, which invests exclusively in the stock of Lincoln National Corporation.

  2 U.S. Government Bond Fund, which invests primarily in bonds backed by the United States government that will mature in 3 to 5 years.

  3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal.

  4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

  5 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies.

  6 Short-Term Fund, which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

  7 Government/Corporate Bond Fund, which invests primarily in corporate and U.S. government bonds and mortgage-backed securities.

  8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Option    Description of Investment Option

  9 Balanced Fund, which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

  10 High Yield Bond Fund, which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

  11 Small Capitalization Equity Fund, which invests primarily in the stock of new, rapid growth companies.

  12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

  13 International Equity Fund, which invests primarily in stocks of non-United States companies.

The information as to the number of agents selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over five or ten year periods depending on the purpose of the loan or when a participant withdraws from the Plan.

5. Income Tax Status

The IRS ruled (February 9, 1995) that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

6. Tax Implications to Participating Agents

There are no income tax consequences to participating agents arising from their pre-tax contributions, the Company's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the agent is provided by the Lincoln National Corporation Benefits Investment Committee.

7. Related Parties Transactions

All investments held by the Plan and related investment transactions, except for short-term cash investments, were with the Company. Prior to January 1, 1993, the Company provided certain administrative services at no cost to the Plan. In 1993, the Company began charging for administrative services to the Plan. Expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund while all other administrative expenses are charged to earnings of the other investment options based upon the market value of the respective funds applicable to each investment option. The Plan incurred administrative expenses of $93,617 and $56,171 in 1994 and 1993, respectively, charged by the Company.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, and in segregated investment accounts and unallocated insurance contracts with the Company of $28,245,385, $19,372,295 and $10,725,398, respectively, at December 31, 1994 (43.9%, 30.1%
and 16.7% of net assets, respectively). LNC and the Company operate predominately in the insurance industry.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to 1994 Form 5500


The following is a reconciliation of net assets available for plan benefits per the financial statements to the 1994 Form 5500:

                                                     December 31
                                                 1994          1993

Net assets available for plan
benefits per the financial statements          $64,398,119   $64,419,236
Amounts allocated to withdrawing participants     (450,814)     (289,810)
Net assets available for plan
benefits per the 1994 Form 5500                $63,947,305   $64,129,426



The following is a reconciliation of distributions to participants per the financial statements to the 1994 Form 5500:

                                                                Year ended
                                                           December 31, 1994

Distributions to participants per the financial statements        $3,413,968
Add amounts allocated to withdrawing
participants at December 31, 1994                                    450,814
Deduct amounts allocated to withdrawing
participants at December 31, 1993                                   (289,810)
Distributions to participants per the 1994 Form 5500              $3,574,972


Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to year-end but have not yet been paid.

The Plan reported on the 1994 Form 5500 net realized losses and net unrealized depreciation of $2,369,251 (unaudited) and $4,312,772 (unaudited), respectively, for the year ended December 31, 1994. Such amounts, which differ from the amounts reported herein, were computed in accordance with the requirements of the Department of Labor.

                            PAGES 9 - 11


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options


The detail of the net assets available for plan benefits by investment option is as follows:

                                                     December 31, 1994
                                                     Investment Options

                                               Total          1           2

Assets
Investments:
Common stock                                $28,245,385  $28,245,385
Segregated investment accounts               19,372,295               $603,684
Unallocated insurance contracts              10,725,398
Participant loans                             2,809,857
Total investments                            61,152,935   28,245,385   603,684
Accrued interest receivable                       5,640
Cash and invested cash                          495,281       87,428
Contribution receivable-
The Lincoln National Life
 Insurance Company                            2,829,134    2,829,134
Total assets                                 64,482,990   31,161,947   603,684
Miscellaneous payables                          (84,871)     (33,439)
Net assets available for plan benefits      $64,398,119  $31,128,508  $603,684



                                                3           4           5

Assets
Investments:
Common stock
Segregated investment accounts                          $6,136,775  $4,774,932
Unallocated insurance contracts            $10,725,398
Participant loans
Total investments                           10,725,398   6,136,775   4,774,932
Accrued interest receivable
Cash and invested cash                         262,880      39,223      55,801
Contribution receivable-
The Lincoln National Life
 Insurance Company
Total assets                                10,988,278   6,175,998   4,830,733
Miscellaneous payables                            (210)     (8,497)    (16,823)
Net assets available for plan benefits     $10,988,068  $6,167,501  $4,813,910


                                                  6           7         8

Assets
Investments:
Common stock
Segregated investment accounts                $1,117,774  $856,606  $3,692,555
Unallocated insurance contracts
Participant loans
Total investments                              1,117,774   856,606   3,692,555
Accrued interest receivable
Cash and invested cash                             1,422                32,506
Contribution receivable-
The Lincoln National Life
 Insurance Company
Total assets                                   1,119,196   856,606   3,725,061
Miscellaneous payables                                                  (9,881)
Net assets available for plan benefits        $1,119,196  $856,606  $3,715,180


                                                       9        10       11

Assets
Investments:
Common stock
Segregated investment accounts                     $126,049  $81,173  $401,161
Unallocated insurance contracts
Participant loans
Total investments                                   126,049   81,173   401,161
Accrued interest receivable
Cash and invested cash                                         2,000     3,000
Contribution receivable-
The Lincoln National Life
 Insurance Company
Total assets                                        126,049   83,173   404,161
Miscellaneous payables                                        (2,000)   (3,000)
Net assets available for plan benefits             $126,049  $81,173  $401,161



                                                12          13         Loans

Assets
Investments:
Common stock
Segregated investment accounts               $229,030   $1,352,556
Unallocated insurance contracts
Participant loans                                                   $2,809,857
Total investments                             229,030    1,352,556   2,809,857
Accrued interest receivable                                              5,640
Cash and invested cash                                       2,999       8,022
Contribution receivable-
The Lincoln National Life
 Insurance Company
Total assets                                  229,030    1,355,555   2,823,519
Miscellaneous payables                                      (2,999)     (8,022)
Net assets available for plan benefits       $229,030   $1,352,556  $2,815,497


                                                    December 31, 1993
                                                    Investment Options

                                               Total          1           2

Assets
Investments:
Common stock                                $30,625,566  $30,625,566
Segregated investment accounts               17,039,061               $718,722
Unallocated insurance contracts              10,431,214
Participant loans                             2,761,764
Total investments                            60,857,605   30,625,566   718,722
Accrued interest receivable                       6,509
Cash and invested cash (overdraft)              326,609      117,647    (1,502)
Other receivables                                51,905       43,853     1,502
Contribution receivable-
The Lincoln National Life
 Insurance Company                            3,206,975    3,206,975
Total assets                                 64,449,603   33,994,041   718,722
Miscellaneous payables                          (30,367)     (30,367)
Net assets available for plan benefits      $64,419,236  $33,963,674  $718,722


                                                3           4           5

Assets
Investments:
Common stock
Segregated investment accounts                          $6,172,485  $4,484,882
Unallocated insurance contracts            $10,431,214
Participant loans
Total investments                           10,431,214   6,172,485   4,484,882
Accrued interest receivable
Cash and invested cash (overdraft)                (270)    172,119      (2,354)
Other receivables                                  270         415       2,354
Contribution receivable-
  The Lincoln National Life
  Insurance Company
Total assets                                10,431,214   6,345,019   4,484,882
Miscellaneous payables                              --          --          --
Net assets available for plan benefits     $10,431,214  $6,345,019  $4,484,882



                                                  6           7         8

Assets
Investments:
Common stock
Segregated investment accounts                $1,331,690  $997,581  $3,353,701
Unallocated insurance contracts
Participant loans
Total investments                              1,331,690   997,581   3,353,701
Accrued interest receivable
Cash and invested cash (overdraft)                (1,011)   (1,002)     (1,495)
Other receivables                                  1,011     1,002       1,495
Contribution receivable-
 The Lincoln National Life
 Insurance Company
Total assets                                   1,331,690   997,581   3,353,701
Miscellaneous payables                                --        --          --
Net assets available for plan benefits        $1,331,690  $997,581  $3,353,701



                                                                       Loans

Assets
Investments:
Common stock
Segregated investment accounts
Unallocated insurance contracts
Participant loans                                                   $2,761,764
Total investments                                                    2,761,764
Accrued interest receivable                                              6,509
Cash and invested cash (overdraft)                                      44,477
Other receivables                                                            3
Contribution receivable-
 The Lincoln National Life
 Insurance Company
Total assets                                                         2,812,753
Miscellaneous payables
Net assets available for plan benefits                              $2,812,753

                                 -9-


The detail of the changes in net assets available for plan benefits by investment option is as follows:


                                               Year ended December 31, 1994
                                                     Investment Options
                                                Total         1           2

Investment income:
Cash dividends                              $ 1,239,781  $ 1,239,781
Interest                                        973,765
Total investment income                       2,213,546    1,239,781
Net realized gain (loss) on sale,
 distribution and forfeitures
 of investments:
  Common stock                                  694,283      694,283
  Segregated investment accounts                704,323               $ 16,784
Total net realized gain (loss)                1,398,606      694,283    16,784
Net unrealized appreciation (depreciation)
 of investments                              (8,080,629)  (7,180,098)  (26,448)
Contributions:
Agents                                        4,603,511    1,176,997    50,527
The Lincoln National Life Insurance Company   3,351,434    3,351,434
Total contributions                           7,954,945    4,528,431    50,527
Distributions to participants (deduction)    (3,413,968)  (1,771,486)  (84,469)
Administrative expenses (deduction)             (93,617)     (78,744)     (317)
Net transfers (deduction)                            --     (267,333)  (71,115)
Net increase (decrease) in net assets
 available for plan benefits                    (21,117)  (2,835,166) (115,038)
Net assets available for plan benefits
 at beginning of the year                    64,419,236   33,963,674   718,722
Net assets available for plan benefits
 at end of the year                         $64,398,119  $31,128,508  $603,684


                                                3            4           5

Investment income:
Cash dividends
Interest                                   $   746,163
Total investment income                        746,163
Net realized gain (loss) on sale,
 distribution and forfeitures of investments:
  Common stock
  Segregated investment accounts                        $  279,387  $  226,810
Total realized gain (loss)                                 279,387     226,810
Net unrealized appreciation (depreciation)
 of investments                                           (169,276)   (373,844)
Contributions:
Agents                                         432,329     725,798     765,034
The Lincoln National Life Insurance Company
Total Contributions                            432,329     725,798     765,034
Distributions to participants (deduction)     (623,233)   (393,695)   (193,109)
Administrative expenses (deduction)             (5,563)     (3,107)     (2,411)
Net transfers (deduction)                        7,158    (616,625)    (93,452)
Net increase (decrease) in net assets
 available for plan benefits                   556,854    (177,518)    329,028
Net assets available for plan benefits
 at beginning of the year                   10,431,214   6,345,019   4,484,882
Net assets available for plan benefits
 at end of the year                        $10,988,068  $6,167,501  $4,813,910



                                                   6          7          8

Investment income:
Cash dividends
Interest
Total investment income
Net realized gain (loss) on sale,
 distribution and forfeitures of investments:
  Common stock
  Segregated investment accounts              $   65,801  $ 41,814  $   73,006
Total net realized gain (loss)                    65,801    41,814      73,006
Net unrealized appreciation (depreciation)
 of investments                                  (19,300)  (78,492)   (194,754)
Contributions:
Agents                                           139,329   125,867     778,686
The Lincoln National Life Insurance Company
Total Contributions                              139,329   125,867     778,686
Distributions to participants (deduction)        (20,387) (109,478)   (121,048)
Administrative expenses (deduction)                 (620)     (448)     (1,818)
Net transfers (deduction)                       (377,317) (100,238)   (172,593)
Net increase (decrease) in net assets
 available for plan benefits                    (212,494) (120,975)    361,479
Net assets available for plan benefits
 at beginning of the year                      1,331,690   977,581   3,353,701
Net assets available for plan benefits
 at end of the year                           $1,119,196  $856,606  $3,715,180



                                                      9         10       11

Investment income:
Cash dividends
Interest
Total investment income
Net realized gain (loss) on sale,
 distribution and forfeitures of investments:
  Common stock
  Segregated investment accounts                   $     11  $    21  $     30
Total net realized gain (loss)                           11       21        30
Net unrealized appreciation (depreciation)
 of investments                                         306    1,456    (2,408)
Contributions:
Agents                                               20,754   14,032    90,582
The Lincoln National Life Insurance Company
Total Contributions                                  20,754   14,032    90,582
Distributions to participants (deduction)               (25)     (15)     (361)
Administrative expenses (deduction)                     (48)     (11)     (111)
Net transfers (deduction)                           105,051   65,690   313,429
Net increase (decrease) in net assets
 available for plan benefits                        126,049   81,173   401,161
Net assets available for plan benefits
 at beginning of the year                                --       --        --
Net assets available for plan benefits
 at end of the year                                $126,049  $81,173  $401,161



                                                  12        13          Loans

Investment income:
Cash dividends
Interest                                                            $  227,602
Total investment income                                                227,602
Net realized gain (loss) on sale,
 distribution and forfeitures of investments:
  Common stock
  Segregated investment accounts              $    831  $     (172)
Total net realized gain (loss)                     831        (172)
Net unrealized appreciation (depreciation)
 of investments                                  7,160     (44,931)
Contributions:
Agents                                          30,701     252,875
The Lincoln National Life Insurance Company
Total Contributions                             30,701     252,875
Distributions to participants (deduction)                     (658)    (96,004)
Administrative expenses (deduction)                (59)       (360)
Net transfers (deduction)                      190,397   1,145,802    (128,854)
Net increase (decrease) in net assets
 available for plan benefits                   229,030   1,352,556       2,744
Net assets available for plan benefits
 at beginning of the year                           --          --   2,812,753
Net assets available for plan benefits
 at end of the year                           $229,030  $1,352,556  $2,815,497


                                                Year ended December 31, 1993
                                                     Investment Options
                                                 Total        1           2

Investment income:
Cash dividends                                $1,031,836  $1,031,836
Interest                                         918,338
Total investment income                        1,950,174   1,031,836
Net realized gain on sale, distribution
 and forfeitures of investments:
  Common stock                                 1,422,975   1,422,975
  Segregated investment accounts                 424,288              $ 30,713
Total net realized gain                        1,847,263   1,422,975    30,713
Net unrealized appreciation
 (depreciation) of investments                 3,742,424   2,819,868    13,065
Contributions:
Agents                                         4,364,477   1,246,320    70,397
The Lincoln National Life Insurance Company    3,806,346   3,806,346
Total Contributions                            8,170,823   5,052,666    70,397
Distributions to participants (deduction)    (3,823,008)  (2,085,728)  (96,162)
Administrative expenses (deduction)             (56,171)     (40,293)     (445)
Net transfers (deduction)                                   (310,428)  (36,902)
Net increase (decrease) in net available
 for plan benefits                           11,831,505    7,890,896   (19,334)
Net assets available for plan benefits at
 beginning of the year                       52,587,731   26,072,778   738,056
Net assets available for plan benefits at
 end of the year                            $64,419,236  $33,963,674  $718,722


                                                 3           4           5

Investment income:
Cash dividends
Interest                                   $   665,851
Total investment income                        665,851
Net realized gain on sale, distribution
 and forfeitures of investments:
  Common stock
  Segregated investment accounts                        $  134,993  $  119,958
Net realized gain                                          134,993     119,958
Net unrealized appreciation
 (depreciation) of investments                             436,205     198,293
Contributions:
Agents                                         631,515     831,779     725,553
The Lincoln National Life Insurance Company
Total Contributions                            631,515     831,779     725,553
Distributions to participants (deduction)   (1,084,881)     (5,515)   (269,254)
Administrative expenses (deduction)             (6,248)     (3,562)     (2,409)
Net transfers (deduction)                       86,793    (229,862)    197,840
Net increase (decrease) in net available
 for plan benefits                             293,030   1,164,038     969,981
Net assets available for plan benefits at
 beginning of the year                      10,138,184   5,180,981   3,514,901
Net assets available for plan benefits at
 end of the year                           $10,431,214  $6,345,019  $4,484,882



                                                    6         7          8

Investment income:
Cash dividends
Interest
Total investment income
Net realized gain on sale, distribution
 and forfeitures of investments:
  Common stock
  Segregated investment accounts              $   36,281  $ 46,491  $   55,852
Total net realized gain                           36,281    46,491      55,852
Net  unrealized  appreciation
 (depreciation) of investments                   (11,404)   49,764     236,633
Contributions:
Agents                                            93,977   129,777     635,159
The Lincoln National Life Insurance Company
Total Contributions                               93,977   129,777     635,159
Distributions to participants (deduction)        (34,161)  (52,390)    (25,732)
Administrative expenses (deduction)                 (828)     (578)     (1,808)
Net transfers (deduction)                       (256,081)  (94,229)    334,227
Net increase (decrease) in net available
 for plan benefits                              (172,216)   78,835   1,234,331
Net assets available for plan benefits at
 beginning of the year                         1,503,906   898,746   2,119,370
Net assets available for plan benefits at
 end of the year                              $1,331,690  $977,581  $3,353,701


                                                                       Loans

Investment income:
Cash dividends
Interest                                                            $  252,487
Total investment income                                                252,487
Net realized gain on sale, distribution
 and forfeitures of investments:
  Common stock
  Segregated investment accounts
Net unrealized appreciation (depreciation)
 of investments
Contributions:
Agents
The Lincoln National Life Insurance Company
Total Contributions
Distributions to participants (deduction)                             (169,185)
Administrative expenses (deduction)
Net transfers (deduction)                                              308,642
Net increase (decrease) in net available
 for plan benefits                                                     391,944
Net assets available for plan benefits at
 beginning of the year                                               2,420,809
Net assets available for plan benefits at
 end of the year                                                    $2,812,753

                                -10-


The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                        Year ended December 31, 1992
                                             Investment Options
                                   Total         1          2           3

Investment income:
Cash dividends                 $   960,231  $   960,231
Interest                           951,796                         $   703,971
Total investment income          1,912,027      960,231                703,971
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                     948,569      948,569
  Segregated investment accounts   402,143               $ 25,857
Total net realized gain          1,350,712      948,569    25,857
Net unrealized appreciation
 (depreciation) of investments   5,754,416    5,370,972    18,469
Contributions:
Agents                           3,700,880    1,101,494    53,782      634,157
The Lincoln National Life
 Insurance Company               2,988,118    2,988,118
Total Contributions              6,688,998    4,089,612    53,782      634,157
Distributions to participants
 (deduction)                    (2,674,106)  (1,341,691)  (37,650)    (683,002)
Net transfers (deduction)                    (2,488,136)   25,335    1,391,747
Net increase in net assets
 available for plan benefits    13,032,047    7,539,557    85,793    2,046,873
Net assets available for
 plan benefits at beginning
 of the year                    39,555,684   18,533,221   652,263    8,091,311
Net assets available for
 plan benefits at end of
 the year                      $52,587,731  $26,072,778  $738,056  $10,138,184



                                       4           5           6          7

Investment income:
Cash dividends
Interest
Total investment income
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Segregated investment accounts  $  119,044  $  140,906  $   59,197  $ 34,831
Total net realized gain              119,044     140,906      59,197    34,831
Net unrealized appreciation
 (depreciation) of investments        (7,000)    245,940      (7,590)   18,577
Contributions:
Agents                               793,120     444,698     118,822    96,678
The Lincoln National Life
 Insurance Company
Total Contributions                  793,120     444,698     118,822    96,678
Distributions to participants
 (deduction)                        (158,122)   (126,437)   (112,517)  (42,182)
Net transfers (deduction)            370,346     131,015        (911)  113,907
Net increase in net assets
 available for plan benefits       1,117,388     836,122      57,001   221,811
Net assets available for plan
 benefits at beginning of
 the year                          4,063,593   2,678,779   1,446,905   676,935
Net assets available for plan
 benefits at end of the year      $5,180,981  $3,514,901  $1,503,906  $898,746



                                                      8                Loans

Investment income:
Cash dividends
Interest                                                            $  247,825
Total investment income                                                247,825
Net realized gain on sale, distribution
 and forfeitures of investments:
  Common stock
  Segregated investment accounts                        $   22,308
Total net realized gain                                     22,308
Net unrealized appreciation (depreciation)
 of investments                                            115,048
Contributions:
Agents                                                     458,129
The Lincoln National Life Insurance Company
Total Contributions                                        458,129
Distributions to participants (deduction)                  (36,655)   (135,850)
Net transfers (deduction)                                  499,355     (42,658)
Net increase in net assets
 available for plan benefits                             1,058,185      69,317
Net assets available for plan benefits at
 beginning of the year                                   1,061,185   2,351,492
Net assets available for plan benefits
 at end of the year                                     $2,119,370  $2,420,809

                                 SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              THE LINCOLN NATIONAL LIFE INSURANCE
                              COMPANY AGENTS' SAVINGS AND PROFIT
                              SHARING PLAN

      3/30/95                  /S/ H. THOMAS MCMEEKIN

Date:_______________          _____________________________

                              H. Thomas McMeekin, Chairman
                              Lincoln National Corporation
                              Benefits Investment Committee